GREATMAT TECHNOLOGY CORPORATION
(formerly Aurum Explorations, Inc.)
Room 2102-03, 21/F, Kingsfield Centre
18-20 Shell Street, North Point, Hong Kong

January 12, 2011

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C.  20549

Re:	Aurum Explorations, Inc. Current Report on Form 8-K Filed November 3, 2010 Form 10-K for the Fiscal Year ended July 31, 2010 Filed October 6, 2010 File No. 000-53481

Dear Ms. Long:

This letter responds to a comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Aurum Explorations, Inc. (the “Company”) dated December 28, 2010 (the “Comment Letter”).  The comment in the Comment Letter pertains to the Current Report on Form 8-K of the Company filed with the Commission on November 3, 2010 (the “Original 8-K”).  The Company filed an Amendment No. 1 to the Original 8-K (the “8-K Amendment”) with the Commission on January 10, 2011.

For your convenience, we have included the Staff’s comment in italics before the Company’s response.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Current Report on Form 8-K Filed November 3, 2010

Market Price and Dividends on Our Common Equity and Related Stockholder Matters,

Staff Comment 1.  We note response to comment 10 in our letter dated November 30, 2010.  As your current report on Form 8-K contains disclosure pursuant to Item 2.01(f) of Form 8-K, you must provide the information that would be required in a Form 10 registration statement.  We note that you acknowledge this obligation on page four of your current report under the heading “Form 10 Disclosure.”  Form 10 requires disclosure of the information described in Item 201(a)(2) of Regulation S-K if there [is] no established U.S. trading market for the registrant’s securities.  We note your statement on page 45 that there is no trading history for your common stock.  This statement strongly suggests that there is no established trading market in the United States for your securities.  Accordingly, as previously requested, please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
January 12, 2011

Response:    The Company has provided the disclosure called for by Item 201(a)(2) of Regulation S-K in the 8-K Amendment.  In particular, the Company has added the following paragraph to the Section “MARKET PRICE AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS” contained in Item 2.01 of the 8-K Amendment:

“The Company does not have any outstanding options or warrants to purchase, or securities convertible into, common stock of the Company.  There are currently no shares of the Company’s common stock eligible for resale pursuant to Rule 144 under the Securities Act.  The holders of an aggregate of 243,738 shares of our common stock are currently entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration at our expense.  The Company is not currently publicly offering, or publicly proposing to publicly offer, any shares of its common stock.”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comment of the Staff.  Comments or questions regarding this letter may be directed to James Shafer of the Crone Law Group, company counsel, at (415) 955-8900.

Sincerely, /s/ Carol Lai Ping Ho Carol Lai Ping Ho

CC:	James Shafer The Crone Law Group